Sunesis Pharmaceuticals, Inc.

341 Oyster Point Boulevard

South San Francisco, California 94080

September 20, 2005

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jeffrey P. Riedler, Assistant Director
Zafar Hasan, Attorney-Advisor
Suzanne Hayes, Attorney-Advisor
Ibolya Ignat, Staff Accountant
James Atkinson, Staff Accountant

Re:	Sunesis Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-121646

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-121646) (the “Registration Statement”) of Sunesis Pharmaceuticals, Inc. (the “Registrant”).  We respectfully request that the Registration Statement become effective as of 9:00 a.m., Washington, D.C. time, on September 22, 2005, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling William Davisson at (650) 463-2660.  We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Latham & Watkins LLP, Attention: William Davisson, by facsimile to (650) 463-2600.

Please do not hesitate to call William Davisson at (650) 463-2660 if you have any questions regarding this request.

Very truly yours,

/s/ Daryl B. Winter, Ph.D.

Daryl B. Winter, Ph.D.
Senior Vice President, General Counsel and Corporate Secretary